Exhibits 5.1 and 23.1

[LETTERHEAD OF WILLIAMS MULLEN]

May 30, 2006

LandAmerica Financial Group, Inc.

101 Gateway Centre Parkway

Richmond, Virginia 23235

Ladies and Gentlemen:

This letter is in reference to the Registration Statement on Form S-4 that is about to be filed by LandAmerica Financial Group, Inc., a Virginia corporation (the “Company”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Registration Statement”). The Registration Statement relates to shares of the Company’s Common Stock, without par value, and associated Preferred Share Purchase Rights (collectively, the “Shares”), to be issued to the shareholders of Capital Title Group, Inc., a Delaware corporation (“CTG”), pursuant to the Agreement and Plan of Merger, dated as of March 28, 2006, by and among the Company, CTG Acquisition Corporation, a wholly owned subsidiary of the Company, and CTG (the “Agreement”).

As counsel to the Company, we have participated in the preparation of the Registration Statement. We have examined such corporate proceedings, records and documents as we considered necessary for the purposes of this opinion.

Based on such examination, it is our opinion that the Shares have been duly authorized and, when issued as contemplated in the Registration Statement and pursuant to the terms and conditions of the Agreement, will be validly issued, fully paid and non-assessable under the laws of the Commonwealth of Virginia.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the proxy statement/prospectus that forms a part of the Registration Statement.

Very truly yours,

WILLIAMS MULLEN

By:	/s/ ROBERT E. SPICER, JR.
Robert E. Spicer, Jr., a Shareholder